Summary of updates made August 2024:

- In Schedule A,
  - 1 Principal was removed (Chris Leone)
  - 3 Principals were added Michael Ebert, Kristi Brown, Julie Amiot
  - Compliance Contact was removed (Andrew Weg)
  - Compliance contact was added: Daniel Bucsa
- In Schedule B,
  - CFO Sarah Youngwood was removed
  - CRO Christian Blum was removed (terminated from position)
  - Add Damian Vogel as CRO
  - Add Todd Tuckner as CFO

- We also attached an updated UBS AG 7-R